UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March, 2016.	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

Commerce Court, Toronto, Ontario, Canada M5L 1A2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this Form 6-K is incorporated by reference into the Registration Statements on Form S-8 File nos. 333-130283 and 333-09874, Form F-10 File no. 333-201259 and Form F-3 File no. 333-202584.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date:	March 2, 2016	By:	/s/ Michelle Caturay
		Name:	Michelle Caturay
		Title:	Vice-President, Corporate Secretary and Associate General Counsel

Exhibit Index

Exhibit 99.1 – Management Proxy Circular (including Notice of Meeting)

Exhibit 99.2 – Notice of Consent for Beneficial Shareholders

Exhibit 99.3 – Proxy Form